UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DENALI THERAPEUTICS INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

24823R105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Douglas K. Bratton

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,750,882 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,750,882 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,750,882 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.2% (2)

12.	Type of Reporting Person (See Instructions)

IN

(1)
Consists of 5,660,732 shares of Common Stock of Denali Therapeutics Inc. (the “Issuer”) held by AKDL, L.P. (“AKDL”) and 90,150 shares of Common Stock of the Issuer received by entities controlled by Douglas K. Bratton in a pro rata in-kind distribution from Neuro Line Partners, L.P.  As explained more fully in Item 2(a) herein, Mr. Bratton ultimately controls AKDL and may be deemed to have voting and investment power over all of the shares held by AKDL.

(2)
Based on 138,196,848 shares of Common Stock of the Issuer outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Crestline Investors, Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,660,732 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,660,732 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,660,732 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.1% (2)

12.	Type of Reporting Person (See Instructions)

CO

(1)
Consists of 5,660,732 shares of Common Stock of the Issuer held by AKDL. Crestline Investors, Inc. is the general partner of AKDL’s investment manager and general partner and may be deemed to beneficially own these shares held by AKDL.

(2)	Based on 138,196,848 shares of Common Stock of the Issuer outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Crestline Management, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,660,732 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,660,732 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,660,732 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.1% (2)

12.	Type of Reporting Person (See Instructions)

PN

(1)	Consists of 5,660,732 shares of Common Stock of the Issuer held by AKDL. Crestline Management, L.P. is the investment manager of AKDL and may be deemed to beneficially own these shares held by AKDL.

(2)	Based on 138,196,848 shares of Common Stock of the Issuer outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

Crestline SI (GP), L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,660,732 (1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,660,732 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,660,732 (1)

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.1% (2)

12.	Type of Reporting Person (See Instructions)

PN

(1)	Consists of 5,660,732 shares of Common Stock of the Issuer held by AKDL. Crestline SI (GP), L.P. is the general partner of AKDL and may be deemed to beneficially own these shares held by AKDL.

(2)	Based on 138,196,848 shares of Common Stock of the Issuer outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

CUSIP NO. 24823R105

1.	Names of Reporting Persons

AKDL, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 5,660,732
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		5,660,732

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,660,732

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.1% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1)	Based on 138,196,848 shares of Common Stock of the Issuer outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023.

Item 1(a).	Name of Issuer:

Denali Therapeutics Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

161 Oyster Point Blvd.
South San Francisco, CA 94080

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

AKDL, L.P. (“AKDL”), Crestline SI (GP), L.P. (“Crestline SI”), Crestline Management, L.P. (“Crestline Management”), Crestline Investors, Inc. (“Crestline”) and Douglas K. Bratton. Crestline SI is the general partner of AKDL and Crestline Management is the investment manager of AKDL. Crestline is the general partner of Crestline SI and Crestline Management. Mr. Bratton is the sole director of Crestline.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 201 Main Street, Suite 1900, Fort Worth, TX 76102.

Item 2(c).	Citizenship:

i)	AKDL is a Delaware limited partnership;

ii)	Crestline SI is a Delaware limited partnership;

iii)	Crestline Management is a Delaware limited partnership;

iv)	Crestline is a Delaware corporation;

v)	Douglas K. Bratton is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).
Item 2(e).	CUSIP Number:

24823R105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Common Stock reported herein other than those shares such Reporting Person holds directly. The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2(a)

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024	DOUGLAS K. BRATTON

By: /s/ Douglas K. Bratton

Date: February 13, 2024	CRESTLINE INVESTORS, INC.

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2024	CRESTLINE MANAGEMENT, L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2024	CRESTLINE SI (GP), L.P.

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director

Date: February 13, 2024	AKDL, L.P.

By: Crestline SI (GP), L.P., its general partner

By: Crestline Investors, Inc., its general partner

By: /s/ Douglas K. Bratton
Douglas K. Bratton
Sole Director